AB 3/12

*9D 3/8

13014096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2013
Washington DC
400

SEC FILE NUMBER
8-30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc. (D/B/A First Liberties Financial)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 Lexington Avenue, Suite 311
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman, President (917)639-5453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Avenue, (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9P 3/15/13

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. (D/B/A First Liberties Financial), as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

ELLIOTT GLASS
Notary Public, State of New York
No. 604954753
Qualified in Westchester County
Commission Expires August 14th, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Statement of Financial Condition

December 31, 2012

Radin, Glass & Co., LLP
Certified Public Accountants

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Contents

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

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Independent Auditors' Report

March 5, 2013

Board of Directors
First Liberties Securities, Inc.
D/B/A First Liberties Financial

We have audited the accompanying statement of financial condition and the related notes thereto of First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis of our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Liberties Securities, Inc. (D/B/A First Liberties Financial) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Radin, Glass & Co., LLP

Certified Public Accountants

First Liberties Securities, Inc.
D/B/A First Liberties Financial
Statement of Financial Condition
December 31, 2012

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	46,776
Commissions receivable		45,008
Receivable from clearing organization		124,491
Prepaid expenses		9,348
TOTAL CURRENT ASSETS		225,623
Computer equipment, less accumulated depreciation of $1,042		6,458
OTHER ASSET:		
Deposit - clearing organization		62,517
Other		6,523
TOTAL OTHER ASSET		69,040
TOTAL ASSETS	$	301,121

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Account payable	$	44,418
Accrued expenses		27,985
Accrued commissions		156,722
TOTAL CURRENT LIABILITIES		229,125
COMMITMENTS AND CONTIGENCIES		--
STOCKHOLDER'S EQUITY:		
Common stock ($10 par value, 1,000 shares authorized, issued and outstanding)		10,000
Additional paid-in capital		386,219
Accumulated deficit		(324,223)
TOTAL STOCKHOLDER'S EQUITY		71,996
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	301,121

The attached footnotes are an intergral part of this financial statement

First Liberties Securities, Inc.
D/B/A First Liberties Financial

Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies:

Description of Business

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") was incorporated in New York State on October 5, 1983. The corporation is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent") which acquired it on March 10, 2010. The Company is an introducing broker clearing all trades through Pershing LLC (through April 2012) and RBC Capital Markets.

Cash and Cash Equivalents

The Company classifies cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

Cash and cash equivalents as of December 31, 2012 are consisted of cash.

Expenses billed to the Parent

Certain expenses, including payroll, rent, communications and overhead are billed to the Parent. Management believes that the Company has no liability, direct or contingent, to its Parent related to these expenses.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

Effective March 10, 2010 the Company is included in the consolidated Federal, state and city returns with the Parent. There are no temporary differences between tax and financial reporting for the Company. To the extent that the Company has any net operating carryforward it has been offset by an allowance. Tax returns for four years ending December 31, 2012 are open for examination by the Internal Revenue Service.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of three (3) years for computer equipment. Maintenance and repairs are charged to operations when incurred.

Subsequent Events Evaluation

Management has evaluated subsequent events to determine if events or transactions occurring through March 5, 2013 require potential adjustment to or disclosure in the statement of financial condition.

2. Commissions Receivable and Receivable from Clearing Organization:

The receivables represent monies due from mutual funds and clearing firm. None of the receivables were greater than thirty days old. No allowance for bad debt is needed.

3. Deposit:

The deposit consists of deposit with clearing organization.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $49,677, which was $50,333 under its required net capital of $100,000. The Company informed FINRA of such non-compliance.

The Company's aggregate indebtedness to net capital ratio was 4.61 to 1 at December 31, 2012.

5. Clearing Broker Indemnification:

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

6. Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2012.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to closely monitor its market exposure and counter-party risk.

7. Related Party Transactions:

The Company subleases its premises from the Parent on a month to month basis. Security deposit on the sublease was $6,523 as of December 31, 2012.